AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX PRESIDENT INTERVIEWED BY THE ZANGANI INVESTOR COMMUNITY

EDMONTON, ALBERTA - March 24, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B and C and embolotherapy treatments for tumors, announced today that the Company’s President, Marc Canton, was interviewed on March 23rd, 2006 by the Zangani Investor Community.

During the interview, Marc Canton discusses the Company’s late-stage ovarian cancer drug candidate, OvaRex® MAb, its developmental treatments for chronic hepatitis B and C., as well as, the Company’s latest growth strategies and recent AMEX listing.

To access the interview, please visit the Zangani Investor Community at: www.zangani.com/virexx/2006-0323-rex . The interview is also available via Podcast at www.zangani.com or through the itunes music store.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

About Zangani
Zangani is an outsourced IR and Business Development firm that provides information to investors on small cap and micro cap companies through a multi-media approach. It provides clients with an array of products, including community forums and webcasting. For more information please visit their website at http://www.zangani.com

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Chris Marcus Investor Relations Fyre Marketing Tel: (512) 542-9916